FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of JUNE , 2001
                                          ------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F X     Form 40-F
                                    ----
   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.
                                Yes     No   X
                                            ----

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          ------------------------------------
                                          (Registrant)

Date    JUNE 11, 2001                     By  /s/ "Nick DeMare"
        -----------------------           ------------------------------------
                                          Nick DeMare, Director
                                          (Signature)*

      *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 oFax: (604) 683-1585


NEWS RELEASE                                                       JUNE 11, 2001

                               EXPLORATION UPDATE

Vancouver, BC - June 11, 2001 -- Hilton Petroleum Ltd.(CDNX: HTP/OTCBB: HTPTF)

In 1999 the Company made a strategic decision to focus its exploration activities in California, principally in the San Joaquin and Sacramento Basins. These basins have substantial exploration potential. In mid 2000, in order to oversee these operations, the Company opened an office and relocated its senior personel to Bakersfield, California.

Over the past three fiscal years substantially all of the Company's exploration expenditures have been in these basins. Over the past two years the Company has participated in the drilling of five wells each costing over US $16 million per well. This has been an extremely large and expensive undertaking for the Company. Management's views are that its exploration programs in California will contribute substantially to the Company's success and therefore we have chosen to raise the necessary capital to retain our interests in the projects.

As a result of its decision to focus exploration in California the Company sold its Enserch properties on March 9, 2001. The net proceeds from the sale were utilized to retire all outstanding bank-debt and to provide funding for the California exploration programs. The Enserch production has been replaced with the coming on stream of production from East Lost Hills. The ELH #1 well was placed on production on February 6th, 2001. Through April 30th, 2001, the Company's share of net revenue from this well was approximately CDN $1,336,600 (US $862,350) Net revenues includes gross sales from oil, gas, and liquids, net of transportation, compression, metering and water disposal costs.

Re-completion procedures are ongoing at ELH #2. Testing procedures at ELH #3 can only commence once the work has been completed at ELH#2. ELH #4 is presently setting casing. There is approximately 1,200 feet of the well bore to be drilled once casing has been set. An additional well will spud at the East Lost Hills Joint Venture in July 2001 and at the Greater San Joaquin Basin Joint Venture in August 2001.

Hilton Petroleum Ltd. is a public company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bullet\in Board as (OTCBB: HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com;
or by contacting Des O'Kell in Canada at 1-888-303-3361 or David Castaneda in the United States at 1- 888-948-0075 or hilton@mdcgroup.com.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.